

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

<u>Via E-mail</u>
Sydney Jim
Chief Executive Officer and Director
495 Grand Boulevard, Suite 206
Miramar Beach, FL 32550

     Re: **First Titan Corp.**
             Preliminary Proxy Statement on Schedule 14A
             Filed January 22, 2015
             File No. 000-55072

Dear Mr. Jim:

     We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement, page 1</u>

1.   Please reconcile your disclosure here, that the special meeting will be held on February 23, 2015 at the Hilton Houston Southwest, with your disclosure elsewhere, such as in Exhibit C, that the meeting is to be held on February 19, 2015 at the offices of Regus Westchase.

2.   Tell us where you have disclosed the dates called for by Rule 14a-5(e).

3.   Please amend the first page of your proxy statement to include the approximate date the proxy is first sent to security holders. Consult Item 1 of Rule 14a-101 for additional guidance.

<u>Why is First Titan Florida reincorporating in Nevada?, page 3</u>

4.   Please provide your reasons for conducting the reverse stock split described in the second bullet point in Proposal I.

<u>Differences between First Titan Florida and First Titan Nevada, page 11</u>

5.   Please present as separate proposals each provision of the articles of incorporation or bylaws of First Titan Nevada that will differ materially from the provisions in the articles of incorporation or bylaws of First Titan Florida. For example, we note changes beginning on page 11 of your disclosure, such as the adoption of a classified board with three classes and the issuance of preferred stock with preferences, that will occur by reincorporating your business in Nevada that are not presented as separate proposals. Please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission's website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Robert Sonfield